

June 23, 2011

Via E-mail
Gabriel Brener
Chairman, Chief Executive Officer and President
c/o Azteca Acquisition Holdings, LLC
421 N. Beverly Drive, Suite 300
Beverly Hills, CA 90210

> **Re: Azteca Acquisition Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 10, 2011**
> **File No. 333-173687**

Dear Mr. Brener:

     We have received your response to our prior comment letter to you dated June 6, 2011 and have the following additional comments.

Proposed Business, page 75

Amended and Restated Certificate of Incorporation, page 92

1. In the first bullet point in this section you state that stockholders may seek to "convert" their shares if you seek stockholder approval of the initial business combination or "sell" their shares to you if you do not seek stockholder approval. Section 9.2 of your amended and restated certificate of incorporation refers to redemption rather than conversion or sale. Please explain the inconsistent use of terms or revise to clarify.

Exhibit 5.1

2. We note the reference to an "ordinary share" in the first paragraph and "Common Stock" elsewhere in the opinion. Please reconcile the inconsistency.

3. We note in the last sentence of the first paragraph and the first, second, and third sentences of the second-to-last paragraph that you limit the opinion to the laws of the State of New York. Please revise to also base your opinion on Delaware law.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief